UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 17, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SYNNEX Corporation

File No. 1-31892 - CF#36382
_____

       SYNNEX Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on May 11, 2018.

       Based on representations by SYNNEX Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

           Exhibit 10.1   through May 31, 2020

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

           Brent J. Fields
           Secretary